

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

April 6, 2022

Ka Fai Yuen
Chief Executive Officer and Director
Zhong Yang Financial Group Limited
118 Connaught Road West
Room 1101
Hong Kong

**Re: Zhong Yang Financial Group Limited
Amendment No. 5 to
Registration Statement on Form F-1
Filed January 28, 2022
File No. 333-259441**

Dear Mr. Yuen:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 25, 2022 letter.

Amendment No. 5 to Form F-1

Cover Page

1.   Refer to your response to comment 1. Please summarize here your cash management policies as they relate to how cash is transferred through your organization and provide a cross reference to a more detailed description of these policies in Prospectus Summary. Please make corresponding revisions elsewhere in your prospectus as necessary.

Prospectus Summary, page 1

2.   Please summarize the disclosure of enforcement of civil liabilities in Prospectus Summary and include a related summary risk factor. Please also revise the first risk factor on page 21 to separately describe the specific risks of enforceability of foreign judgments in Hong Kong and to discuss Cayman Islands and Hong Kong counsels' respective determinations. Additionally, relocate the Enforcement of Civil Liabilities section to an earlier location in the prospectus.

3.   Refer to your response to comment 2. Please disclose how you determined that permissions related to the CAC and the CSRC's Overseas Listing Regulations were not required. If you relied on the advice of counsel in making this determination, identify counsel and file its consent. If you did not consult counsel in making these determinations, explain why you did not obtain the advice of counsel; if true, disclose that your determination is based on a risk-based analysis; and include related risk factor disclosure. Additionally, please update your disclosure related to Recent Regulatory Development in the PRC beginning on page 9, and elsewhere, as necessary.

Risk Factor Summary, page 7

4.   For each summary risk factor you disclose, please include a cross-reference to the more detailed discussion of the risk in your Risk Factors section.

5.   Please add a summary risk factor discussing any restrictions or limitations on your ability to transfer funds out of Hong Kong. Your disclosure should address the risk that the PRC government may intervene or impose restrictions on your ability to move money out of the PRC and/or Hong Kong to distribute earnings and pay dividends to your subsidiaries, the parent or to reinvest in your business outside of the PRC and Hong Kong.

        You may contact Lory Empie at 202-551-3714 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or J. Nolan McWilliams at 202-551-3217 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Finance

cc: William S. Rosenstadt, Esq.